UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2010

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 21 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 July 2010
Number	19/10

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 30 JUNE 2010

Development

The Newcastle Third Port Project (energy coal) was completed in June 2010, ahead of schedule and budget. This project will not be reported in future Exploration and Development reports.

During the year ended 30 June 2010 a further three projects achieved first production and two projects were sanctioned for development. The three commissioned projects were Western Australia Iron Ore Rapid Growth Project 4 (iron ore), Klipspruit Expansion (energy coal) and Pyrenees (oil and gas). The sanctioned projects were MAC20 Project (energy coal) and Antamina Expansion (copper).

In addition, US$2.4 billion of pre-commitment expenditure was approved to accelerate development of Western Australia Iron Ore Rapid Growth Project 6 (iron ore), Caval Ridge and Hay Point Coal Terminal Stage 3 Expansion (both metallurgical coal) and the first stages of the Jansen Potash Project (potash).

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress
Petroleum Projects
Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Installation campaign is ongoing. Compression platform jacket installed. Topsides fabrication continues. The overall project is 69% complete.
Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	Schedule and budget under review following advice from the operator.
Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	625	CY11	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	Schedule and budget under review following advice from the operator.
North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues. The overall project is 81% complete.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Jacket fabrication continuing ahead of schedule. The overall project is 51% complete.

Minerals Projects

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	On schedule and budget. Construction is 27% complete. The overall project is 44% complete.
Antamina Expansion (Peru) 33.75% Copper	435	Q4 CY11	Increases ore processing capacity to 130,000 tpd	On schedule and budget. Engineering is 75% complete. Construction is 7% complete. The overall project is 18% complete.
Iron Ore (Western Australia) RGP5 85% Iron Ore	4,800	H2 CY11	50 million tpa additional iron ore system capacity	On schedule and budget. Engineering is 97% complete. Construction is 61% complete. The overall project is 64% complete.
Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	On schedule and budget. Commissioning of the coal processing plant is underway. The overall project is 98% complete.
Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	Mid CY10	30 million tpa export coal loading facility	Project has been completed ahead of schedule and budget, with the terminal becoming operational in June 2010.
MAC20 Project (Australia) 100% Energy Coal	260	H1 CY11	Increases saleable thermal coal production by approximately 3.5 million tpa	On schedule and budget. Engineering is complete. Construction is 75% complete. The overall project is 81% complete.

Minerals Exploration

Grassroots exploration continued on copper targets in Chile and Zambia; nickel targets in Australia; manganese targets in Gabon; and diamond targets in Canada. Exploration for iron ore, coal, bauxite, potash and manganese was undertaken in a number of regions including Australia, Canada, South America, Russia and Africa.

During the quarter, BHP Billiton confirmed the strength of its position in the Saskatchewan potash basin in Canada with the reporting of an in-situ Mineral Resource(1) of 3,370 million tonnes @ 25.4% K2O at its wholly-owned Jansen Potash Project. In addition, the Indonesian Coal Project (ICP) joint venture was formed following Government approvals. PT Adaro Energy TBK has acquired a 25 per cent interest in the ICP joint venture, with BHP Billiton holding the remaining 75 per cent.

For the year ended 30 June 2010, BHP Billiton spent US$516 million on minerals exploration, of which US$467 million was expensed. This includes US$73 million of exploration spend for potash in Saskatchewan, Canada.

(1) Competent Person’s Statement

The statement of Mineral Resource being presented is based on information compiled by J.McElroy (MAusIMM) BHP Billiton, B.Nemeth (MAusIMM) BHP Billiton, and A. D. Mackintosh (APEGS) A.D.M Consulting and relates to Mineral Resource estimates as at 10 May 2010. A full statement of the Mineral Resource is provided in a BHP Billiton news release dated 7 June 2010. Competent Persons are full time employees of BHP Billiton (unless otherwise stated), have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the JORC Code. All Competent Persons are members of either the Australian Institute of Mining & Metallurgy (AusIMM) or a Recognised Overseas Professional Organisation (ROPO). The Competent Persons consent to the inclusion in this report of the matters based on their information in the form and context in which it appears.

Petroleum Exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2010.

Well	Location	BHP Billiton Equity	Status
Deep Blue-1	Green Canyon Gulf of Mexico GC 723	31.875% BHP Billiton (Noble operator)	Temporarily suspended Hydrocarbons encountered

Double Mountain-1	Green Canyon Gulf of Mexico GC 555	70% BHP Billiton (operator)	Plugged & abandoned Dry hole

Firefox-1	Green Canyon Gulf of Mexico GC 817	50% BHP Billiton (operator)	Plugged & abandoned Dry hole

Wolverine-1	Laurentian Basin Canada E.L. 1087R	45% BHP Billiton (CoP operator)	Plugged & abandoned Dry hole

Bel Air-1	Liverpool Bay 110/13b	46.1% BHP Billiton (operator)	Plugged & abandoned Dry hole

Toroa-1	East Falkland Basin PL015_02	51% BHP Billiton (operator)	Drilling ahead

Furness C-1	Exmouth Sub-basin WA-255-P	50% BHP Billiton (operator)	Drilling ahead

Petroleum exploration expenditure for the year ended 30 June 2010 was US$817 million, of which US$563 million was expensed.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com.

Australia Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Fiona Martin, Media Relations Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Americas Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Brendan Harris, Investor Relations Tel: +61 3 9609 4323 Mobile: +61 437 134 814 email: Brendan.Harris@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia